Exhibit 8.1

Subsidiaries of Critical Metals Corp.

Legal Name	Jurisdiction of Incorporation
European Lithium AT (Investments) Limited	British Virgin Islands
Sizzle Acquisition Corp.	Delaware, the United States
ECM Lithium AT GmbH	Austria
ECM Lithium AT Operating GmbH	Austria
Tanbreez Mining Greenland A/S	Greenland